Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 6, 2005

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                    Form 20-F__☒___   Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                                                                Yes______                           No__☒___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

         This Report on Form 6-K contains a news release issued by Vodafone Group Plc on December 5, 2005, entitled “SIR JOHN BOND TO SUCCEED LORD MACLAURIN AS CHAIRMAN”.

5 December 2005

SIR JOHN BOND TO SUCCEED LORD MACLAURIN AS CHAIRMAN

Vodafone Group Plc  today announces that Lord MacLaurin of Knebworth, DL, the Chairman of the Company, will be retiring from the Board at the Company’s AGM in July 2006. He will be succeeded as Chairman by Sir John Bond, currently Group Chairman of HSBC Holdings Plc and a non-executive director of Vodafone. Sir John will be retiring from HSBC in May 2006.

Ian MacLaurin has had a distinguished business career and joined Vodafone as a non-executive director in 1997, becoming Chairman in July 1998.  In his 9 years with the Company he has served twice as Chairman, as he stepped down on the merger with AirTouch Communications Inc in 1999, resuming his role a year later. He was formerly Chairman and Chief Executive of Tesco Plc and has held non-executive roles in a number of FTSE-100 companies. Outside the world of business he has been Chairman of the England & Wales Cricket Board and is now Chairman of the Sport Honours Committee.

Upon his retirement from the Board, Lord MacLaurin will become an adviser to the Company. He will also become Chairman of the Vodafone Group Foundation, an independent charitable trust set up to administer charitable and other donations on behalf of the Company.

Arun Sarin, Chief Executive of Vodafone, said:

“Ian MacLaurin has made a huge contribution to the success of Vodafone. He has been an outstanding Chairman and has overseen the transition of the business from a UK operator to a major global company. In 1997 we had just 4 million customers in 12 markets and now have over 170 million in 27 markets. Ian has overseen this transformation with great distinction. His deep customer experience, his understanding of marketing and his commercial drive have been very significant influences in the development of the Company.

I am very pleased that he has accepted our invitation to become an adviser and I will personally value his continuing links with Vodafone and the ambassadorial role he will play.”

In a career spanning 44 years with HSBC Sir John Bond has worked in six countries in three continents.  He was appointed Group Chief Executive in 1993 and Group Chairman in 1998.  Sir John, who is also a non-executive Director of Ford Motor Company, was Chairman of the Institute of International Finance, Washington DC for five years, and was on the Court of the Bank of England from 2001 to 2004.

Commenting on the appointment of Sir John Bond as his successor, Lord MacLaurin said:

“I am delighted that John Bond will be succeeding me as Chairman of Vodafone. He is an outstandingly successful international businessman and his track record at HSBC speaks for itself. Succession planning at Vodafone is a critical element in how we run our business and after nine years on the Board I believe that this is the right time for me to hand over.”

Sir John Bond commented:

“It is an honour and a privilege to be invited by the Board of Vodafone to become its Chairman.  I am looking forward greatly to this new challenge, to contributing to another company with a remarkable record of success, and to building on Ian MacLaurin’s outstanding achievements.”

- ends -

For further information:

Vodafone Group

Investor Relations

Tel:  +44 (0) 1635 664447

Media Relations

Tel:  +44 (0) 1635 664444

Lord MacLaurin

Tel:  +44 (0) 20 7233 2203

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: December 6, 2005	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary